UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street, Toronto,

Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-10 of Thomson Reuters Corporation (File No. 333-284827) and (ii) the Registration Statement on Form F-4 of TR Finance LLC, West Publishing Corporation, Thomson Reuters (Tax & Accounting) Inc. and Thomson Reuters Applications Inc. (File Nos. 333-284840, 333-284840-01, 333-284840-02 and 333-284840-03).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name:	Jennifer Ruddick
Title:	Deputy Company Secretary

Date: February 26, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated February 26, 2025 – Thomson Reuters Announces Results of Early Tenders and Extension of Early Tender Time for Debt Exchange Offers and Consent Solicitations